SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2005

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    x       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2005

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi TECHNOLOGIES HOLDINGS, INC.

SEC FORM 6-K

November 2005

Description	Page
Press Release, dated November 22, 2005
PSi Technologies Reports Third Quarter 2005 Results	4

PSi TECHNOLOGIES REPORTS THIRD QUARTER 2005 RESULTS

South San Francisco, CA and Manila, Philippines – November 22, 2005 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the third quarter ended September 30, 2005:

Third Quarter Financial Results

Revenues for the third quarter of 2005 totaled $19.8 million, a (2.7)% sequential decrease compared to $20.4 million in the previous quarter, and a (9.3)% decrease compared to revenues of $21.9 million for the third quarter of 2004. Included in total third quarter revenues is $2.1 million contributed from the Company’s China operations. Sales of power semiconductor packages comprised 96.5% of third quarter revenues, or $19.1 million, a (2.9)% sequential decrease versus $19.7 million in the previous quarter.

Revenues from the Company’s top 5 customers were $17.8 million, a 1.8% increase compared to $17.5 million in the previous quarter. The Company’s largest customers for the third quarter (in alphabetical order) were Infineon Technologies, ON Semiconductor, Philips and ST Microelectronics. Products packaged for those customers are used in a variety of end-user applications, in particular for automotive systems, consumer electronics, communications equipment, industrial applications, home appliances and PC motherboards.

“Revenues would have been higher by approximately $0.5 million in the quarter had we not exited certain non-profitable businesses,” said Arthur J. Young, Jr. Chairman and Chief Executive Officer. “The decision to exit the non-profitable business affected margins in the short-term, due to the phased reduction in associated overhead costs.”

Consolidated gross margin was (0.9)% in the third quarter, versus 1.3% in the previous quarter and (0.1)% in the same period last year.

Operating expenses were higher primarily due to the incurrence of $0.3 million in one-time general and administration expense related to the cost of reorganization. Operating loss margin was (15.4)% in the third quarter versus (10.9)% in the previous quarter and (13.8)% in the same period last year.

“The Company continues to develop a business blueprint for the purpose of realigning PSi’s operational activities by providing a clear vision and business strategy focused on customer satisfaction, ensuring profitable growth and enhancing competitiveness,” said Gordon J. Stevenson, Chief Operating Officer. “The Company’s blueprint is focused on two specific areas. First, it will examine the Company’s business model in an effort to reduce operational complexity and associated cost inefficiencies by consolidating business units and rationalizing the product portfolio. Second, the blueprint is expected to focus on the organization and its people in order to streamline and reduce the cost of the organization. Although only in the early stages of being established, the blueprint has identified more than $1 million in annualized costs savings from overhead and headcount reductions. Actions and activities have been initiated to realize the identified savings.”

PSi Technologies Holdings, Inc.

Third Quarter 2005 Results

Net other expenses increased by $1.1 million on a quarter-over-quarter basis, as the Company recognized $0.4 million in employee separation / restructuring costs. The Company also incurred a $0.2 million increase in interest expense and $0.3 million increase in financing charges to amortize the difference between the fair value of the stock versus the conversion price of the $7 million senior subordinated exchangeable note issued in June 2005, in compliance with EITF 00-27. Foreign exchange losses and miscellaneous charges accounted for balance of the increase in other expenses.

Excluding the one-time expense and employee separation / restructuring costs, EBITDA would have been $1.6 million and EBITDA margin 8.3%. Including these expenses, third quarter EBITDA was $0.96 million and EBITDA margin was 4.9%.

Third quarter net loss was $(4.6) million or $(0.35) per outstanding share, compared to net loss of $(2.7) million or $(0.21) per outstanding share in the previous quarter.

Package Development

PSi Power QFN:

The Power QFN family of packages is the first chipscale package family developed in-house at PSi that can be used for all power discrete applications. Qualification activities increased during the quarter, leading to a 44.5% rise in QFN related research and development expenses.

These activities have enabled a customer to launch into the market the industry’s smallest circuit-protection thyristor housed in PSi’s 3x3 Power QFN package. We anticipate 2 additional launches over the next quarter.

In addition to the above, there are 12 QFN programs currently ongoing qualification with various customers.

Balance Sheet Highlights

Cash and cash equivalents totaled $0.7 million in the third quarter, compared to $2.2 million at the end of 2004.

New acquisitions in property, plant and equipment totaled $4.6 million year-to-date, mostly related to the purchase of equipment for the QFN program. Discussions are ongoing with third parties for the disposal of other unutilized properties and equipment.

Total current liabilities declined by $7 million to $38.6 million as of September 30, 2005 from $45.6 million at end 2004. The decline in current liabilities is attributable to the reduction in accounts payable to suppliers and full payment of an equipment loan to a major customer. The long-term liability account of $1.7 million as of September 30, 2005 represents the carrying amount of the Exchangeable Notes issued in July 2003 and June 2005, net of discount representing the embedded conversion feature of the Note.

PSi Technologies Holdings, Inc.

Third Quarter 2005 Results

As of September 30, 2005, tangible book value was $2.89 per share on 13,289,525 outstanding shares.

Business Outlook

“Customers have increased their loadings in recent weeks and have also provided markedly higher forecasts for the coming months,” said Young. “Additionally, we expect the initial cost savings identified by the blueprint process to begin flowing through to the bottom line during the fourth quarter. The renewed focus towards improved efficiencies and realignment of operational responsibilities that were instituted as part of the blueprint process, is anticipated to provide better operational flexibility to accommodate higher loads, and improve PSi’s cash and working capital position.”

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.:	At Financial Relations Board:
Edison G. Yap, CFA	Amy Cozamanis
(63 917) 894 1335	(310) 854 8314
egyap@psitechnologies.com.ph	acozamanis@financialrelationsboard.com

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

-Financial Tables Follow-

PSi Technologies Holdings, Inc.

Third Quarter 2005 Results

PSi Technologies Holdings, Inc.

Unaudited Income Statement

(In US Dollars)

	3 Months
	30-Sep-05	30-Jun-05	30-Sep-04
REVENUES	$19,830,431	$20,378,310	$21,861,785
COST OF SALES	20,000,434	20,116,894	21,875,725

GROSS PROFIT	(170,003)	261,416	(13,940)

OPERATING EXPENSES
Research and development	334,135	331,555	271,349
Stock compensation cost	59,988	59,988	266,615
Administrative expenses	2,105,542	1,707,224	2,258,663
Marketing expenses	241,832	261,833	188,258
Freight out	136,763	130,941	27,891

Total Operating Expenses	2,878,260	2,491,541	3,012,776

LOSS FROM OPERATIONS	3,048,263	2,230,124	3,026,716

Interest and bank charges-net	(636,763)	(439,804)	(317,613)
Foreign exchange gains(losses)-net	(31,456)	86,367	(9,201)
Early retirement cost	(384,701)
Exchangeable Note financing charges	(464,823)	(167,163)	(313,118)
Miscellaneous	(52,354)	25,090	(6,241)

Net Other Expense	(1,570,096)	(495,510)	(646,172)

LOSS BEFORE INCOME TAX AND MINORITY INTEREST	4,618,359	2,725,634	3,672,888

PROVISION FOR INCOME TAX	—	—	508
MINORITY INTEREST	—	—	(3,902)

NET LOSS	$4,618,359	$2,725,634	$3,677,298

EBITDA	$964,912	$2,226,703	$1,608,515
No. of Shares Outstanding	13,289,525	13,289,525	13,289,525
EPS- based on Outstanding Share	$(0.35)	$(0.21)	$(0.28)

Note:

•	Summations/numbers may differ due to rounding.

•	Effective in the first quarter, China-related revenues and expenses were consolidated into the Income Statement of the Company, instead of previous quarters’ practice of classifying the net result under the heading “China Expenses” in the Operating Expense section of the Company’s Income Statement.

•	The accounts as presented herein have been revised to conform to their presentation under the 2004 Audited Financial Statements. More detailed information can be found in the documents (such as Form 20F) PSi files from time to time with the Securities and Exchange Commission.

PSi Technologies Holdings, Inc.

Third Quarter 2005 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Balance Sheet

(In US Dollars)

	30-Sep-05 Unaudited	31-Dec-04 Audited
ASSETS
Current Assets
Cash	$698,147	$2,152,942
Accounts receivable-net	13,813,163	10,932,923
Notes receivable on sale of land and building	940,903	—
Inventories-net	5,797,179	8,292,326
Other current assets-net	704,590	426,726

Total Current Assets	21,953,982	21,804,917

Noncurrent Assets
Investment and advances	142,587	143,609
Property, plant and equipment-net	55,028,834	65,468,721
Other noncurrent assets-net	1,597,720	1,271,504

Total Noncurrent Assets	56,769,141	66,883,834

	$78,723,123	$88,688,751

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$21,428,715	$23,252,579
Accounts payable CAPEX	2,594,554	6,185,099
Loans Payable	11,400,000	11,800,000
Trust receipts payable	3,040,175	3,237,411
Current portion of long-term liability due to a customer		709,947
Current portion of obligations under capital lease	148,121	460,674

Total Current Liabilities	38,611,565	45,645,710

Noncurrent Liabilities
Exchangeable Note	1,673,968	1,524,782
Obligations under capital lease	—	—

Total Noncurrent Liabilities	1,673,968	1,524,782

Minority Interest	—	—

Stockhoders’ Equity
Capital stock-Philippine peso 1-2/3 par value
Authorized-37,058,100 shares
Issued and outstanding-13,289,525 shares	590,818	590,818
Additional paid-in capital	79,647,605	71,861,359
Deficit	(41,800,832)	(30,933,918)

Total Stockholders’ Equity	38,437,591	41,518,259

	$78,723,123	$88,688,751

PSi Technologies Holdings, Inc.

Third Quarter 2005 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Statement of Cash Flows

(In US Dollars)

For the 9 Months ended 30-Sep-05
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	(10,866,914)
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	—
Stock compensation cost	179,965
Depreciation and amortization	13,040,432
Retirement Expense	190,600
Amortization of debt issuance cost and discount	792,973
Change in assets and liabilities:
Decrease (increase) in:
Accounts receivables	(2,880,240)
Inventories	2,495,148
Other Current Assets and tax credit receivable	(277,864)
Increase (decrease) in :
Accounts payable and other expenses	(2,014,465)

Net cash provided by operating activities	659,634

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(8,200,305)
Proceeds from sale of Property & Equipment	1,250,000
Decrease (increase) in investments and advances	1,022
Decrease (increase) in other assets	(545,410)

Net cash used in investing activities	(7,494,694)

CASH FLOWS FROM FINANCING ACTIVITIES
Net availment/(payments) of short-term loans	(400,000)
Trust receipts and acceptances payable	(197,236)
Net availment/(payments) of stock issuance cost	—
Net availment/(payments) of liability due to a customer	(709,947)
Net availment/(payments) of exchangeable note	7,000,000
Net availment/(payments) of obligation under capital leases	(312,553)

Net cash provided by (used in) financing activities	5,380,265

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,454,795)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	2,152,942

CASH AND CASH EQUIVALENTS AT END OF PERIOD	698,147

SUPPLEMENTAL INFORMATION ON NONCASH FINANCING & INVESTING ACTIVITIES
Property and equipment acquired (paid) on account under accounts payable	(3,590,545)

Note receivable on sale of land & bldg	940,903

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